EXHIBIT (a)(5)(H)
STATE OF VERMONT PUBLIC SERVICE BOARD

Docket No. 7155:
Petition of Central Vermont Public Service
Corporation for (1) approval under 30 V.S.A.
Section 107 or (2) declaration that such approval
is not required, in the event the Company's 2006
Tender Offer causes an individual's ownership of
the Company's common stock to exceed 10% of
the Company's outstanding voting securities

) ) ) ) ) ) ) )

Order entered: 3/8/2006

I         Introduction

           This case involves a petition filed, pursuant to 30 V.S.A. Section 107, by Petitioner Central Vermont Public Service Corporation ("CVPS", "Central Vermont" or the "Company") on February 9, 2006. In its Petition, the Company is requesting, in order of preference:

    approval under Section 107 for an investor to own more than 10% of the Company's common stock, provided that any shares he holds above 9.99% are voted pursuant to a Voting Agreement and Irrevocable Proxy ("VAIP");
    approval under Section 107 for the investor to beneficially own more than 10% of the Company's common stock, provided that any shares he holds above 9.99% are owned and voted pursuant to a Voting Trust; or
    issuance of a declaratory ruling pursuant to PSB Rule 2.403 that 30 V.S.A. Section 107 does not apply to the ownership interest of the investor, provided that shares he owns in excess of 9.99% of the outstanding voting securities of the Company are voted pursuant to a VAIP or Voting Trust as described above.

           In support of this petition, Central Vermont submitted the prefiled testimony and exhibits of Dale A. Rocheleau, CVPS' Senior Vice President for Legal and Public Affairs and Corporate Secretary. In support of option (c), a declaratory ruling, the Company also provided a proposed order of notice and brief, as required by PSB Rule 2.403. Copies of the filing were provided to the Vermont Department of Public Service ("DPS").

           On February 24, 2006, Petitioner filed Exhibit CVPS 3, which is a copy of the final VAIP.

           On March 1, 2006, the DPS filed its recommendation, that the first option - approval conditioned upon execution of the VAIP - will promote the public good, and should be approved. ("DPS Determination").

           In the DPS Determination, the DPS notified the Board that the DPS waives its rights under 3 V.S.A. Section 811 provided the Board adopts the recommendations and conditions contained in the DPS Determination. CVPS waived its rights under 3 V.S.A. Section 811 and agreed to the Board adopting the recommendations and conditions contained in the DPS Determination.

           I have reviewed the petition, the DPS Determination, and the supporting testimony and exhibits and, based upon the statements contained in the petition, the DPS Determination, and the supporting testimony and exhibits presented in this Docket, I hereby report the following findings and conclusions to the Board in accordance with 30 V.S.A. Section 8.

II         Findings

1.  Central Vermont is a Company as defined by 30 V.S.A. Section 201, and is subject to the jurisdiction of the Vermont Public Service Board (the "Board") pursuant to 30 V.S.A. Section 203. Petition at 1.

2.  The Company has one class of common stock, of which there are 12.3 million outstanding shares. The Company's common stock is the only outstanding security of the Company with voting rights. Rocheleau pf. at 3.

3.  The Company announced on February 7, 2006, a buyback of the Company's stock in a reverse Dutch auction tender offer ("Tender Offer"). The Tender Offer is expected to commence within the next few days and to extend through March 15, 2006. Exh. CVPS-1 is a copy of the Form 8-K announcing the Tender Offer. Rocheleau pf. at 3; exh. CVPS-1.

4.  Under the procedures of the Tender Offer, shareholders may offer to sell some or all of their stocks to the Company at a target price in a range from $20.50 to $22.50 per share. Upon expiration of the Tender Offer, the Company will select the lowest-bid price that will allow it to buy 2,250,000 shares. All shares accepted in the Tender Offer will be purchased at the same price. If the number of shares tendered is greater than the number sought, purchases will be made on a pro rata basis from stockholders tendering at or below the selected purchase price. Rocheleau pf. at 3; exh. CVPS-1.

5.  CVPS' largest shareholder is Mr. Jerry Zucker ("Mr. Zucker"), a resident of South Carolina and Chief Executive Officer of The InterTech Group, Inc., who holds approximately 1.15 million shares, or approximately 9.3% of the Company's outstanding voting securities. Exhibit CVPS-2 is Mr. Zucker's most-recent Schedule 13D, as filed with the Securities and Exchange Commission ("SEC"). Rocheleau pf. at 3-4.

6.  One potential consequence of the Tender Offer is if (a) Mr. Zucker declines to participate in the Tender Offer or (b) his lowest-bid price is not included in the Company's purchase of the 2,250,000 shares, his share of the post-Tender Offer outstanding shares will almost certainly increase to more than 10% of the Company's outstanding shares at that time. If none of Mr. Zucker's shares was purchased through the Tender Offer, Mr. Zucker's ownership interest of the Company's common stock would rise to approximately 11.4% (1.15 million of 10.05 million shares). Rocheleau pf. at 4.

7.  Mr. Zucker has agreed that in the event his ownership interest reaches 9.99% of the Company's common stock as a result of the Tender Offer, any shares he owns above the 9.99% threshold will be voted pursuant to a Voting Agreement and Irrevocable Proxy ("VAIP"), also known as a Shareholder Rights Agreement. Under the VAIP, the Company would hold the proxy to vote the shares covered thereunder, and would vote those shares in the same proportion as shares voted by the remaining common stockholders. Exhibit CVPS-3 is the Voting Agreement and Irrevocable Proxy, as agreed upon by the Company and Mr. Zucker. Rocheleau pf. at 4-5; Exh. CVPS-3; letter from Kenneth Picton, Esq, to the Board, dated February 23, 2006.

8.  In the event a VAIP was deemed insufficient for the Board's determination under 30 V.S.A. Section 107, Mr. Zucker has agreed that shares in excess of 9.99% could be transferred to a Voting Trust ("Voting Trust"), with direction to the Trustee to vote the shares held by the trust in the same proportion as shares voted by the remaining common stockholders. The establishment of a Voting Trust would be a more expensive and time-consuming transaction for the Company and Mr. Zucker than a VAIP. A voting trust arrangement could be formed under 11A V.S.A. Section 7.30; a form of Voting Trust agreement has not been provided with this petition. Rocheleau pf. at 5.

9.  The Company prefers the Shareholder Rights Agreement, which is much simpler to establish. A Voting Trust is more complex, requires appointment of a Trustee and determination of the Trustee's rights and obligations, thus requiring substantially more resources to be devoted to its establishment. The VAIP is, in effect, an assignment of a proxy to vote the subject shares. Rocheleau pf. at 5.

10.  In the event the Voting Trust itself were to acquire more than 10% of CVPS' stock, the Voting Trust would be required to obtain separate approval under 30 V.S.A. Section 107. Rocheleau pf. at 5.

11.  CVPS requests that the Board's approval in this Docket be granted with the condition: "provided that any shares Mr. Zucker holds above 9.99% are voted pursuant to a VAIP" or "provided that any shares Mr. Zucker holds above 9.99% are voted pursuant to a Voting Trust." In that way, if the rights under the VAIP or Voting Trust are terminated, further Board approval will be necessary for Mr. Zucker to own more than 10% of the Company's common stock. Rocheleau pf. at 6.

12.  CVPS states that the establishment of a VAIP or Voting Trust could avoid the need for approval under 30 V.S.A. Section 107. CVPS is only asking for that determination in the event the Board does not prefer one of its two suggested options. Rocheleau pf. at 6.

13.  The Company is requesting, in order of preference:

    approval under Section 107 for Mr. Zucker to own more than 10% of the Company's common stock, provided that any shares he holds above 9.99% are voted pursuant to a VAIP;
    approval under Section 107 for Mr. Zucker to beneficially own more than 10% of the Company's common stock, provided that any shares he holds above 9.99% are owned and voted pursuant to a Voting Trust; or
    issuance of a declaratory ruling pursuant to PSB Rule 2.403 that 30 V.S.A. Section 107 does not apply to the ownership interest of Mr. Zucker provided that shares he owns in excess of 9.99% of the outstanding voting securities of the Company are voted pursuant to a VAIP or Voting Trust as described above.

Rocheleau pf. at 6.

14.  The Department supports Board approval of the VAIP, provided that the Board condition the approval to provide that in the event of the termination of the VAIP, the Company promptly notify the Board and Department of such termination. DPS Recommendation of March 1, 2006.

III         Discussion

           As part of its Petition, CVPS provided a brief of the issues supporting a declaratory ruling that either of its proposed structures (a Voting Agreement and Irrevocable Proxy or a Voting Trust) avoids the need for Board approval under 30 V.S.A. Section 107. CVPS also believes this is a case of first impression at the Board, and CVPS is not seeking to have the Board make a jurisdictional opinion in lieu of direct approval of one of its proposed structures. Vermont law requires that the Board approve any acquisition of a controlling interest in a Vermont-jurisdictional utility. 30 V.S.A. Section 107(a) provides that:

No Company shall directly or indirectly acquire a controlling interest in any Company subject to the jurisdiction of the public service board, or in any Company which, directly or indirectly has a controlling interest in such a Company, without the approval of the public service board. emphasis added)

Section 107(e)(1) defines "controlling interest" as:

ten percent or more of the outstanding voting securities of a Company; or such other interest as the public service board determines, upon notice and opportunity for hearing . . . to constitute the means to direct or cause the direction of the management or policies of a Company.

Section 107(e)(2) defines "voting security" to mean:

any stock or security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a Company or any security issued under or pursuant to any agreement, trust or arrangement whereby a trustee or trustees or agent or agents for the owner or holder of such a security are presently entitled to vote in the direction or management of the affairs of a Company.

30 V.S.A. Section 201(a) provides that for purposes of section 107:

the term 'Company' shall also mean any individual, partnership, association, corporation, group, syndicate, operating division, joint stock Company, trust, other entity, or municipality which would be defined as a Company pursuant to this section if such approval were to be granted. (emphasis added)

           Accordingly, Mr. Zucker's ownership of 10% or more of CVPS' voting securities would clearly require Board approval under 30 V.S.A. Section 107. CVPS has requested that the Board approve one of the two proposed structures to permit Mr. Zucker to own 10% or more of the Company's securities in the event the Tender Offer causes Mr. Zucker's ownership to meet that threshold. In the alternative, CVPS requests that the Board issue the declaratory ruling as discussed above. Since I recommend that the Board approve, pursuant to 30 V.S.A. Section 107, the Company's first option, the Voting Agreement and Irrevocable Proxy, I do not need to determine, or to issue a ruling declaring, determining whether either structure avoids the need to obtain such approval, and I do not so rule here.

IV         Conclusion

           On the basis of the evidence of record, I recommend that the terms and conditions proposed by CVPS for approval under Section 107 for Mr. Zucker to own more than 10% of the Company's common stock, provided that any shares he holds above 9.99% are voted pursuant to a Voting Agreement and Irrevocable Proxy as provided in Exhibit CVPS-3, all as described in the Petition, prefiled testimony and exhibits, pursuant to 30 V.S.A. Section 107(a), will be consistent with the general good of the State of Vermont as required by 30 V.S.A. Section 107(b), and should be approved by the Board as consistent with the general good of the State of Vermont. I also recommend that this matter be decided without hearing pursuant to Board Rule 2.219.

           All parties to this proceeding have waived the opportunity to comment on this Proposal for Decision in accordance with 3 V.S.A. Section 811.

           Dated at Montpelier, Vermont, this     8th     day of March, 2006.

s/Ennis John Gidney
Ennis John Gidney
Hearing Officer

V         Order

IT IS HEREBY ORDERED, ADJUDGED AND DECREED by the Public Service Board of the State of Vermont that:

1.  The Findings, Conclusion and recommendations of the Hearing Officer are adopted.

2.  CVPS' request that Mr. Zucker be permitted to own more than 10% of the Company's common stock is approved, pursuant to 30 V.S.A. Section 107(a), subject to the condition that any shares Mr. Zucker holds above 9.99% must be voted pursuant to a Voting Agreement and Irrevocable Proxy as provided in Exhibit CVPS-3, all as described in the Petition, prefiled testimony and exhibits.

3.  In the event of the termination of the Voting Agreement and Irrevocable Proxy, the Company shall promptly notify the Vermont Public Service Board and the Vermont Department of Public Service of such termination and, if necessary, seek further approval under Section 107.

4.  This Order does not constitute approval of the Tender Offer, any particular capital or operating expenditure, or the underlying capital structure that Central Vermont Public Service Corporation may implement. Nothing in this approval shall preclude the Vermont Department of Public Service or any other party, or the Vermont Public Service Board, from reviewing and/or challenging those expenditures and/or the Company's resulting capital structure in any future proceeding.

5.  CVPS shall provide the Board and the Department with a complete set of final executed documents when they are available.

           Dated at Montpelier, Vermont, this     8th     day of March, 2006.

s/James Volz ) ) ) s/David C. Coen ) ) ) s/John D. Burke )	PUBLIC SERVICE BOARD OF VERMONT

OFFICE OF THE CLERK
FILED: March 8, 2006
ATTEST:     s/Judith C. Whitney                                                   Deputy Clerk of the Board

           Notice to Readers: This decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board (by e-mail, telephone, or in writing) of any apparent errors, in order that any necessary corrections may be made. (E-mail address: Clerk@psb.state.vt.us)
           Appeal of this decision to the Supreme Court of Vermont must be filed with the Clerk of the Board within thirty days. Appeal will not stay the effect of this Order, absent further Order by this Board or appropriate action by the Supreme Court of Vermont. Motions for reconsideration or stay, if any, must be filed with the Clerk of the Board within ten days of the date of this decision and order.